Mail Stop 3561

November 3, 2006

Via U.S. Mail

Andre M. Hilliou
Chief Executive Officer and Director
Full House Resorts, Inc.
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147

Re: Full House Resorts, Inc.
       Registration Statement on Form SB-2
       Amendment No.2
       Filed October 27, 2006
       File No. 333-136341

Dear Mr. Hilliou,

        We have reviewed your filing and your responses to the comments in our letter dated October 10, 2006 and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 19

1. Please revise your disclosed amount for "dilution in net tangible book value per share to new investor in the offering" to reflect the difference between the public offering price per share of $3.38 and the adjusted net tangible book value per share, after giving effect to the offering and the application of the net proceeds of $0.84 or $2.54. Please also revise page 14 accordingly.

   Additionally, please remove the following from the table that illustrates the per share dilution:
   - "net tangible book value at June 30, 2006" of $6,834,990, and
   - "increase attributed to price paid by investors in the offering (net)" of $18,766,000

   These amounts are irrelevant to the per share dilution calculation.

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Estimates and Policies

Summary of long-term assets related to Indian casino projects, page 28

2. We note your response to our prior comment 3 and do not concur with your conclusion. Since, management has concluded, based on feasibility analyses and legal review, that there is a high probability that the project will be completed and that the probable future economic benefit is sufficient to compensate you for your efforts in relation to the perceived financial risks associated with the service or lending arrangements that trigger the notes receivables related to the Indian casino projects, and in arriving at your initial conclusion of probability, you consider both positive and negative evidence, which is reconsidered by you at least quarterly, it would appear that the probability estimates initially factored into your notes receivable valuation model were fairly precise numbers or were within a very narrow range of percentages. This indicates that you believe the probability of success is in fact highly accurate. Also, since your right to recover your advances and development costs with respect to Indian gaming projects is limited to the future net revenue of the propose gaming facilities, we would expect that your probability estimates of project completion have a significant impact in your determination of an appropriated discount rate and in the estimated casino opening date for each Indian gaming project notes receivable valuation model. Therefore,

as previously requested, please revise to disclose your probability rate applied to each notes receivable valuation model by Indian project. If you believe a range of probabilities is appropriate, please disclose the range and make appropriate adjustments to your valuation model.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Andre M. Hilliou
Full House Resorts, Inc.
Page 4

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or me at (202) 551-3816 if you have questions regarding the above comments and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Regards,

Joe Foti
Senior Assistant Chief Accountant

cc: Michele L. Keusch, Esq.
        Greenberg Traurig, P.A.
        Via facsimile: (305) 579-0717